

FEB 2 8 2008
Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43202

FACING PAGE
Information Required of Brokers and dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** AND ENDING **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Winchester Group, Inc.

FOR OFFICIAL USE ONLY
FIRM I.D. _____

ADDRESS OF PRINCIPLE PLACE OF BUSINESS:

PROCESSED

MAR 2 1 2008

780 Third Avenue
New York, NY 10017

**THOMSON
FINANCIAL**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Clare Nolan   212/486-8181

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwinger, Simon & Co., P.C., Certified Public Accountants
155 West 68th Street, Suite 23B
New York, NY 10023

CHECK ONE:
- x Certified Public Accountant
- _ Public Accountant
- _ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(3-91)

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I,   **Irvin L. Cherashore** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Winchester Group, Inc.,**   as of   **December 31, 2007**   are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CLARE NOLAN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01N06131460
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES AUG. 1, 2009

_____
Signature

CHAIRMAN   2/26/08
Title

Clare Nolan 2/26/08
Notary Public

This report** contains:

- (a)* Facing Page
- (b)* Statement of Financial Condition
- (c)* Statement of Income (Loss)
- (d)* Statement of Cash Flows
- (e)* Statement of Changes in Sole Proprietor's Equity
- (f)* Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (g)* Computation of Net Capital
- (h)* Computation for Determination of Reserve Requirements Under Rule 15c3-3
- (i)* Information relating to the Possession or control Requirements Under Rule 15c3-3
- (j)* A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
- (l)* An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n)* A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of filing, see Section 240.17a-5(e)(3)*



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.

Financial Statements and Schedules

FOR THE YEAR ENDED DECEMBER 31, 2007

(With Independent Auditors' Report Thereon)



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants



SCHWINGER,
SIMON & CO., P.C.

Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Independent Auditors' Report

The Board of Directors and Stockholders
The Winchester Group, Inc.

We have audited the accompanying statement of financial condition of The Winchester Group, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of The Winchester Group, Inc. at December 31, 2007 and the results of their operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material aspects in relation to the financial statements taken as a whole.

Schwinger, Simon & Co., P.C.

February 21, 2008

THE WINCHESTER GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	480,303
Receivables:	
Investment management financial advisor fees	906,009
Property and Equipment - net of depreciation	133,768
Other Assets	52,145
TOTAL ASSETS	**1,572,225**

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable, accrued expenses payable and income taxes payable	753,375
Liabilities subordinated to claims of general creditors	217,500
Contingent liabilities - off balance sheet risk see notes	-
	970,875

STOCKHOLDERS' EQUITY

Common Stock, No par value (1,000 shares authorized; 100 shares issued and outstanding)	20,000	
Additional paid-in capital	111,725	
Retained Earnings	505,500	
Total	637,225	
Less: 21 Shares held in Treasury at cost	(35,875)	
TOTAL STOCKHOLDERS' EQUITY		**601,350**
TOTAL LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY		**1,572,225**

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES

Commissions	1,951,465
Investment management and Financial Advisor Fees	3,598,445
Interest and Dividends	42,155
Other	273,438
TOTAL REVENUES	5,865,503

EXPENSES

Employee and Director Compensation and Benefits	4,237,701
Floor Brokerage exchange and clearing fees	515,431
Rent and occupancy	136,234
Communications	53,030
Marketing and information services	265,566
Interest	19,516
Professional fees	40,266
Depreciation and Amortization	15,924
Office and other	363,508
TOTAL EXPENSES	5,647,176
NET OPERATING PROFIT	218,327
LESS: Income Taxes	119,400
NET PROFIT FOR THE YEAR	98,927
ACCUMULATED RETAINED EARNINGS -BEGINNING	406,573
ACCUMULATED RETAINED EARNINGS -DECEMBER 31, 2007	505,500

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	ACCUMULATED RETAINED EARNING	TOTAL
BALANCE - BEGINNING	20,000	90,726	(35,875)	406,572	481,423
RECEIVED 2007		20,999			21,000
NET PROFIT FOR THE YEAR				98,927	98,927
BALANCE AT END	20,000	111,725	(35,875)	505,499	601,350

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEM BER 31,2007

Exhibit "D"

	SUBORDINATED CASH BORROWINGS
Balance - Beginning	180,000
Borrowings 2007	37,500
Balance - December 31, 2007	217,500

See accompanying notes to financial statements

THE WINCHESTER GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit for the Year	98,927
Adjustments to reconcile net loss	
to net cash used by operating activities	
Depreciation and Amortization	15,924
Changes in Assets and Liabilities:	
Increase in receivables	(219,705)
Increase in accounts payable and accrued expenses	31,951
Increase in Other Assets	(41,293)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(114,196)
NET CASH USED IN INVESTING ACTIVITIES	
Acquisition of Fixed Assets	(137,518)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	21,000
Subordinated cash borrowings	37,500
NET CASH FLOWS FROM FINANCING ACTIVITIES	58,500
DECREASE IN NET CASH AND EQUIVALENTS	(193,214)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	673,517
CASH AND CASH EQUIVALENTS, END OF YEAR	480,393

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2007

CREDIT FACTORS:

Stockholders' equity	601,350
Subordinated Cash Borrowings allowable for net capital	217,500
TOTAL CREDIT FACTORS	818,850

DEBIT FACTORS

Receivables not allowable	906,009	
Other assets not allowable	185,913	
Haircuts - Money Fund - 2%	8,178	
Offset Payable Vs.Receivable	(547,433)	
TOTAL DEBIT FACTORS		552,667

NET CAPITAL	266,183
LESS: Minimum capital requirement (6 2/3% of Aggregate indebtedness ´ 753,375)	50,825
EXCESS NET CAPITAL	215,358

CAPITAL RATIO:

Aggregate indebtedness	753,375	
Divided by net capital	266,183	283%

See accompanying notes to financial statements



SCHWINGER, SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
Reconciliation of the Computation of Net Capital,
Per Uniform Net Capital Rule 15c3-1 included in
the Company's corresponding Unaudited Form X-17A-5
Report Pursuant to Rule 17a-5(d)
As at December 31, 2007

Net capital - per Company's unaudited X-17A-5
     Part II A Filing   264,083

Net capital per report pursuant to Rule 17a-5(d)   266,183

Difference - Adjustment of Accrued Taxes and Expenses   (2,100)

See accompanying notes to financial statements



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

THE WINCHESTER GROUP, INC.
Computation For Determining Reserve Requirements
And Information Relating to
Possession or Control Requirements
Pursuant to Securities Exchange Rule 15c3-3
As at December 31, 2007

Pursuant to Securities Exchange Rule 15c3-3 the Company claims exemption to said rule as defined in paragraph (k)(2)(ii) of Rule 15c3-3.


SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

See accompanying notes to financial statements



SCHWINGER, SIMON & CO., P.C.

Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

The Board of Directors and Stockholders
The Winchester Group, Inc.

In our audit of the financial statements of The Winchester Group, Inc.(the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine auditing procedures deemed necessary for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including evaluation of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and the net capital under Rule 17a-3(a)(11); 15c3-3(e); and (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) the procedures for determining the compliance with exempted provisions of Rule 15c3-3. We did not review the practices and procedures for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to evaluate whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are protected against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Owing to the inherent limitations of any internal control system or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate due to changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned function. However, we noted no matters involving the internal control structure including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to our attention that would indicate the condition of the exemption from Rule 15c3-3 had not been complied with during the period.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluations, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schwinger, Simon & Co., P.C.

February 21, 2008



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

(1) <u>Significant Accounting Policies and Practices</u>

A. <u>Business and Organization</u>

The Winchester Group, Inc. (or "Company") is a registered broker and dealer in securities and investment advisor under the Securities Exchange Act of 1934.

The Company, beginning September 27, 1991, conducts such activities as institutional stock brokerage, investment management and corporate finance.

B. <u>Cash Equivalents</u>

Cash equivalents are carried at cost, which approximates market value and includes principally interest bearing deposits at brokers and money market instruments of less than 91-day maturity wherever applicable.

C. <u>Fee Income</u>

Investment Banking Fees of a contingent nature are recognized as revenue upon successful completion of the transaction. Assets advisory fees are recognized ratably as the income is earned.

(2) <u>Net Capital Requirements</u>

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Commission. See Schedule 1.

(3) <u>Liabilities Subordinated to Claims of General Creditors</u>

The Company is obligated under three subordination agreements, each in the amount of $35,000 which matures on October 15, 2010.and two subordination agreements each in the amount of $37,500 maturing on September 25, 2009 and one subordination agreement in the amount of $37,500 which matures on November 30, 2010.The subordination agreements between the lenders and the corporation have been approved by the National Association of Security Dealers, and are thus available for net capital purposes. The interest is payable semi-annually at a rate of 10.00% per annum.



SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

(4)   <u>Off Balance Sheet Risk</u>

There are no existing risks of accounting losses.

(5)   <u>Lease Commitments and Subsequent Events</u>

The Company entered in a sublease on December 12, 2007 with sub landlord for its new premises which it occupied on February 1, 2008. The sub landlord sub lease is under lease with landlord dated July 2, 2007. The terms of the sublease is for 5 years from December 12, 2007. and an additional five year option from December 12, 2012 to December 12, 2017. The company will pay 45.7% of the sub landlord base rent which on a annual basis amounts to $301,505.75 or $25,125.48 monthly. The base rent on the renewal period is $323,041.88 or $26,920.16 monthly. The company is also liable for proportionate share of increases in real estate taxes and operating expenses over the base year.

(6)   <u>Employee Profits Sharing Plan</u>

In December of 1991, the Company initiated a profit sharing plan for the benefit of its employees with annual contributions allocated to participants based on age and compensation level. In the opinion of the Company and counsel for the Company, it has adequately provided for the contribution to the plan for the year 2007.



END

SCHWINGER,
SIMON & CO., P.C.

Certified Public Accountants